Havana Furnishings Inc.
Edificio Ultramar Plaza

Apt. #4A 47th Street

Panama City, Panama

May 21, 2012

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                                                                                     RE:      Havana Furnishings Inc.

                                                                                                                                                                  File No. 333-176684

Dear Madam:

Request is hereby made for the acceleration of the effectiveness date of our Registration Statement on Form S-1, File No. 333-176684 to 11:00 A.M. EDT on May 24, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Havana Furnishings Inc.

By:      HAISAM HAMIE

            Haisam Hamie

            President and Chief Executive Officer